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RECD S.E.C.
FEB 26 2002
501

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35355

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunTrust Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 Peachtree Center Avenue, Suite 140
(No. and Street)

Atlanta (City) GA (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James F. Winters, III 404-813-7402
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *if individual, state last, first, middle name*)

133 PeachTree Street NE (Address) Atlanta (City) Georgia (State) 30303 Zip Code)

CHECK ONE:-
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (10-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James F. Winters, III, swear (or affirm) that, best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the fi SunTrust Securities, Inc, December 31, 2001, are true and correct. I further swear (or affirm) that neither the con nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as t a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Notary Public

John L. Parker, III
Notary Public, Fulton County, Georgia
My Commission Expires September 19, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 an Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous a

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SunTrust Securities, Inc.:

We have audited the accompanying balance sheets of **SUNTRUST SECURITIES, INC.** (a Georgia corporation and an affiliate of SunTrust Banks, Inc.) as of December 31, 2001 and 2000 and the related statements of income, shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunTrust Securities, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Atlanta, Georgia
February 8, 2002


ANDERSEN


SEC MAIL
PROCESSING
RECEIVED
FEB 2 8 2002
313
SECTION
OPC VA

SunTrust Securities, Inc.

(An Affiliate of SunTrust Banks, Inc.)

Financial Statements and Schedule
as of December 31, 2001 and 2000
Together With Auditors' Report and
Report on Internal Accounting Control

SUNTRUST SECURITIES, INC.

(An Affiliate of SunTrust Banks, Inc.)

BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CASH AND CASH EQUIVALENTS (Note 5)	**$31,709,236**	$41,165,121
COMMISSIONS RECEIVABLE	**6,330,347**	5,959,846
PREMISES AND EQUIPMENT, net of accumulated depreciation of $1,923,000 and $2,193,380 in 2001 and 2000, respectively	**808,446**	977,271
OTHER ASSETS	**146,645**	441,446
	$38,994,674	$48,543,684

LIABILITIES AND SHAREHOLDER'S EQUITY

	2001	2000
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES TO NONAFFILIATES	**$ 2,439,821**	$ 4,301,493
ACCRUED LIABILITIES TO AFFILIATES (Note 5)	**7,911,876**	12,114,815
	10,351,697	16,416,308
COMMITMENTS AND CONTINGENCIES (Note 6)		
SHAREHOLDER'S EQUITY:		
Common stock, $1 par value; 2,000,000 shares authorized; 52,125 shares issued and outstanding in 2001 and 2000	**52,125**	52,125
Additional paid-in capital	**18,215,221**	18,215,221
Retained earnings	**10,375,631**	13,860,030
	28,642,977	32,127,376
	$38,994,674	$48,543,684

The accompanying notes are an integral part of these balance sheets.

SUNTRUST SECURITIES, INC.

(An Affiliate of SunTrust Banks, Inc.)

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES:		
Brokerage commissions	**$101,700,095**	$103,116,018
Investment management fees	**23,608,331**	21,117,895
Interest income, net	**2,533,507**	3,234,678
	127,841,933	127,468,591
EXPENSES:		
Employee benefits and compensation	**7,062,068**	7,178,866
Net occupancy	**680,810**	1,422,743
Premises and equipment	**354,548**	565,536
Legal and consulting fees	**533,440**	553,156
Operating losses/over and short	**144,222**	578,906
Outside processing fees	**10,684,284**	8,236,569
Other expense	**1,439,462**	1,549,017
Profit-sharing allocation to affiliates (Note 5)	**105,405,210**	107,021,830
	126,304,044	127,106,623
INCOME BEFORE INCOME TAXES	**1,537,889**	361,968
INCOME TAX EXPENSE	**622,288**	131,058
NET INCOME	**$ 915,601**	$ 230,910

The accompanying notes are an integral part of these statements.

SUNTRUST SECURITIES, INC.

(An Affiliate of SunTrust Banks, Inc.)

STATEMENTS OF SHAREHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
BALANCE, December 31, 1999	52,125	$52,125	$15,215,221	$13,629,120	$28,896,466
Capital contribution	0	0	3,000,000	0	3,000,000
Net income	0	0	0	230,910	230,910
BALANCE, December 31, 2000	52,125	52,125	18,215,221	13,860,030	32,127,376
Dividend distribution	**0**	**0**	**0**	**(4,400,000)**	**(4,400,000)**
Net income	**0**	**0**	**0**	**915,601**	**915,601**
BALANCE, December 31, 2001	**52,125**	**$52,125**	**$18,215,221**	**$10,375,631**	**$28,642,977**

The accompanying notes are an integral part of these statements.

SUNTRUST SECURITIES, INC.

(An Affiliate of SunTrust Banks, Inc.)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	**$ 915,601**	$ 230,910
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	**385,763**	382,900
Changes in assets and liabilities:		
Commissions receivable, net	**(370,501)**	1,054,543
Other assets	**294,801**	4,630,807
Accounts payable and accrued liabilities to nonaffiliates	**(1,861,672)**	(7,693)
Accrued liabilities to affiliates	**(4,202,939)**	5,534,092
Net cash (used in) provided by operating activities	**(4,838,947)**	11,825,559
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of premises and equipment	**(216,938)**	(85,872)
Proceeds from sale of premises and equipment	**0**	16,098
Net cash used in investing activities	**(216,938)**	(69,774)
CASH FLOWS FROM FINANCING ACTIVITY:		
Dividend distribution	**(4,400,000)**	0
Capital contribution	**0**	3,000,000
Net cash (used in) provided by financing activities	**(4,400,000)**	3,000,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(9,455,885)**	14,755,785
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**41,165,121**	26,409,336
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$31,709,236**	$41,165,121
SUPPLEMENTAL DISCLOSURES:		
Interest paid	**$ 0**	$ 0
Income taxes paid to (refunds received from) SunTrust Banks, Inc.	**$ 1,479,000**	$ (2,195,753)

The accompanying notes are an integral part of these statements.

SUNTRUST SECURITIES, INC.

(An Affiliate of SunTrust Banks, Inc.)

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2001 AND 2000

1. ORGANIZATION

SunTrust Securities, Inc. (the "Company" or "STS") is qualified to operate as a broker-dealer under the rules of the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of SunTrust Bank Holding Company, which is a wholly owned subsidiary of SunTrust Banks, Inc ("STI"). The Company offers full-service and discount brokerage services in general securities, mutual funds, unit investment trusts, and individual retirement accounts. The Company maintains offices with subsidiaries of STI.

2. MERGER

On May 26, 2000, Crestar Securities Corporation ("CSC") merged with and into the Company. Each outstanding share of CSC was exchanged for .425 shares of the Company's stock, resulting in the issuance of approximately 2,125 shares of the Company's common stock. On May 26, 2000, SunTrust Annuities, Inc. ("STA") merged with and into the Company. Each outstanding share of STA was canceled at the time of the merger, and STA's net assets were transferred to the Company. Both business combinations were accounted for in a manner similar to pooling-of-interests accounting. Accordingly, all historical financial information of the Company for all periods presented was restated to include CSC's and STA's financial information. Certain adjustments and reclassifications were made to conform the accounting and financial reporting policies of CSC and the Company. These adjustments did not have a material impact on the combined financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company places all trades through a clearing broker, NFS LLC ("NFS"). NFS collects the gross brokerage commissions from customers and remits the net brokerage commissions to the Company based on agreed-upon terms. Trades were recorded as of the trade date.

The Company recognizes fee income earned from the trading activity associated with STI's mutual fund group, STI Classic Funds. This fee income is comprised of both advisory fees, which are recorded as investment management fees, and commissions and other fees, which are included in brokerage commissions in the accompanying statements of income. The Company allocates this fee to affiliates of STI. The allocation of this fee income is recorded in profit-sharing allocation to affiliates in the accompanying statements of income.

Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates; however, management does not expect such variances to be material to the financial position or the results of operations of the Company.

Customer Accounts

The clearing broker maintains all customer accounts, receives cash on purchases, and distributes cash on sales. The Company records a receivable from the clearing broker for its share of commissions.

Premises and Equipment

Premises and equipment are recorded at cost. Repair and maintenance costs are expensed in the period incurred. The cost of fixed assets is depreciated on a straight-line basis over their useful lives, ranging from 3 to 20 years.

Statements of Cash Flows

For purposes of the statements of cash flows, short-term investments maturing within three months are considered to be cash equivalents.

Income Taxes

The Company does not file its own income tax return but is included in the consolidated income tax return of STI. The Company provides for taxes as if it were filing a separate return. Due to a tax-sharing agreement between the Company and STI, the Company pays for its pro rata share of the current tax liability or receives a refund for any current tax benefit. Payments to taxing authorities are made by STI.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. For the Company, there are no significant differences in the tax and financial statement bases of its assets or liabilities.

The provision for income taxes, included in the accompanying statements of income, differs from the federal statutory tax rate of 35% in 2001 and 2000 due primarily to a provision for state taxes and disallowed entertainment expenses for tax purposes.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This statement could increase volatility in earnings and other comprehensive income. The Company adopted this standard on January 1, 2001. The Company does not hold or engage in transactions using derivative financial instruments; therefore, the adoption of this standard did not have an impact on either the Company's balance sheet or results of operations.

Reclassifications

Certain amounts in the 2000 financial statements, as originally reported, have been reclassified to conform to the classifications adopted in 2001.

4. NET CAPITAL REQUIREMENTS

Regulatory provisions require the Company to maintain minimum net capital, as defined. At December 31, 2001 and 2000, the Company was in compliance with the net capital requirements of Rule 15c3-1(a)(2) of the Securities Exchange Act of 1934. At December 31, 2001, the Company had net capital, as defined, of $20,730,415, which was $20,040,302 in excess of the required net capital of $690,113. At December 31, 2001 and 2000, the Company qualified for exemption, as provided in Subparagraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934, which would require the computation of amounts required to be on deposit in a "special reserve bank account for the exclusive benefits of its customers" and possession and control requirements. The Company's ratio of aggregate indebtedness to net capital was .50:1 at December 31, 2001, which is below the 15:1 maximum allowed.

5. RELATED-PARTY TRANSACTIONS

Cash of $3,712,276 and $4,104,454 at December 31, 2001 and 2000, respectively, was held at an affiliate (SunTrust Bank).

The Company allocates 100% of noninterest income to affiliates of STI, which is recorded as profit-sharing expense in the accompanying statements of income. The 2001 and 2000 profit-sharing allocations have been reduced to reflect the reimbursements of the related operating expenses directly attributable to the income. During the years ended December 31, 2001 and 2000, the Company allocated $105,405,210 and $107,021,830, respectively, to affiliate banks, of which $7,911,876 and $12,114,815 were unpaid at December 31, 2001 and 2000, respectively.

6. COMMITMENTS AND CONTINGENCIES

The Company is involved in litigation and other legal proceedings arising in the course of its normal business activities. Although the ultimate outcome of these matters cannot be determined at this time, it is the opinion of management that none of these matters, when resolved, will have a significant effect on the Company's financial condition or results of operations.

7. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company's financial instruments, which are included in the accompanying balance sheets, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported in the accompanying balance sheets approximate the estimated fair values of all financial instruments at December 31, 2001 and 2000.

Financial Instruments With Off-Balance Sheet Risk

The Company has a contractual arrangement with NFS to clear and execute customer transactions on a fully disclosed basis. Accordingly, these customer accounts are held by NFS. The agreement may be terminated at any time by either party with 90 days' notice. In the event that customers are unable to fulfill their contractual obligations, NFS may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

8. EMPLOYEE BENEFITS

The Company participates in the pension and other employee benefit plans of STI for the benefit of substantially all employees of the Company. In addition, certain management employees participate in incentive-based compensation plans of STI. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the aggregate actuarial cost method. Benefit information is not available from the actuary for individual subsidiaries of STI. However, plan assets exceeded the present value of benefit obligations as of December 31, 2001 and 2000. The Company's contributions to the pension and other employee benefit plans were approximately $527,349 and $490,796 in 2001 and 2000, respectively, and $1,019,943 and $1,063,425 in 2001 and 2000, respectively, for incentive-based compensation plans, all of which is included in employee benefits and compensation expense in the accompanying statements of income.

SUNTRUST SECURITIES, INC.

(An Affiliate of SunTrust Banks, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF

THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

NET CAPITAL:	
Total shareholder's equity	$28,642,977
Deductions:	
Nonallowable assets:	
Premises and equipment	808,446
Other assets	146,645
Commissions receivable	6,330,347
Haircut of short-term investment securities	559,939
Other Deduction	67,186
NET CAPITAL	$20,730,415
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued liabilities to nonaffiliates	$ 2,439,821
Accrued liabilities to affiliates	7,911,876
Total aggregate indebtedness	$10,351,697
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	50%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6 2/3% of total aggregate indebtedness) (1)	$ 690,113
Minimum dollar net capital required (2)	$ 250,000
Net capital requirement (greater of (1) or (2) above)	$ 690,113
Excess net capital over net capital requirement	$20,040,302
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$19,695,245

There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission Form X-17A-5 at December 31, 2001.

The accompanying notes are an integral part of this schedule.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To SunTrust Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of **SUNTRUST SECURITIES, INC.** (a Georgia corporation and an affiliate of SunTrust Banks, Inc.) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures which do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Atlanta, Georgia
February 8, 2002